HIKARI TSUSHIN, INC.

HIKARI TSUSHIN, INC.
2-29-16 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0021
Japan


03024349

Rule 12g3-2(b) File No. 82-4998

July 2, 2003

By Air Mail

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **File No. 82-4998/Hikari Tsushin, Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ladies and Gentlemen:

On behalf of Hikari Tsushin, Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The documents that are enclosed are listed on Annex A and represent the information made public or distributed by the Company. In addition, we have enclosed herewith one copy of each of the documents listed in Annex A (or an English translation or summary thereof, if the original is not in English).

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 011-81-3-5951-3719, fax: 011-81-3-5951-3709, e-mail: koji_shibayama@po.hikari.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koji Shibayama
Manager, Investor and Public Relations
HIKARI TSUSHIN, INC.

Enclosures

7/9

HIKARI TSUSHIN, INC.
2-29-16 Nishi-ikebukuro,
Toshima-ku, Tokyo 171-0021
Japan

03 JUL -8 AM 7:21

List of Documents (Annex A)

HIKARI TSUSHIN, INC.

Information Distributed since March 28, 2003

Exhibit List

Documents Submitted Herewith in English Translation

1. Requirements of the Tokyo Stock Exchange

(a) Personnel Change, Press Release, dated March 28, 2003 [in English translation].

(b) Monthly Business Report: February 2003, Press Release, dated April 7, 2003 [in English translation].

(c) Monthly Business Report: March 2003, Press Release, dated May 1, 2003 [in English translation].

(d) Hikari Tsushin to exercise the call-option to redeem Euro-Yen Convertible Debenture, Press Release, dated May 23, 2003 [in English translation].

(e) Notice on stock options plan by the method of subscription rights for new shares, Press Release, dated May 28, 2003 [in English translation].

(f) Comparison of estimates and results for FY2003, Press Release, dated May 28, 2003 [in English translation].

(g) Monthly Business Report: April 2003, Press Release, dated June 5, 2003 [in English translation].

(h) Settlement of U.S. Class Actions. Press Release dated June 7, 2003 [in English Translation].

(i) Notice regarding conversion of Euro-Yen Convertible Debenture, Press Release dated June 18, 2003 [in English translation].

(j) Hikari Tsushin to agree with Crayfish proposal to distribute cash, Press Release dated June 20, 2003, [in English translation].

HIKARI TSUSHIN, INC.
2-29-16 Nishi-ikebukuro,
Toshima-Ku, Tokyo 171-0021
Japan

(k) Personnel Change, Press Release dated June 24, 2003, [in English translation].

(l) Notice regarding signing a commitment line contract, Press Release dated July 1, 2003, [in English translation].

(m) Monthly Business Report: May 2003, Press Release dated July 2, 2003, [in English translation].

(n) Consolidated financial Report (the period ended March 31, 2003) dated May 28, 2003 [summary English translation].

(o) Non-consolidated financial Report (the period ended March 31, 2003) dated May 28, 2003 [summary English translation].

2. Requirements of Japanese Law

(a) Notice of Convocation, dated June 6, 2003, for 16th annual shareholders meeting [summary English translation].

(b) Notice of Resolutions, dated June 24, 2003, for 16th annual shareholders meeting [summary English translation].

PRESS RELEASE

Document 1 - (a)

March 28, 2003

03 JUN -3 AM 7:21

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Personnel Change

Hikari Tsushin, Inc. announced candidates for a new board of directors to be appointed at the 16th Annual Shareholder Meeting to be held on late June 2003.

1. New Management

The Company will increase the number of representative director and restructure its Board of directors for the purpose of facilitating and strengthening its management. Shigeta, Representative Director, President and CEO, will be Representative Director, Chairman and CEO and Tamamura, Managing Director, will be Representative Director, President and COO.

2. Director Candidates

All five incumbent directors will reach the end of their terms effective with the conclusion of the 16th Annual Shareholder Meeting. They will be succeeded by the seven candidates named below.

Name	New Position	Current Position
Shigeta, Yasumitsu	Representative Director, Chairman, and CEO	Representative Director, President, and CEO
Tamamura, Takeshi	Representative Director, President and COO	Managing Director, General Manager of Corporate Business Headquarters
Gidoh, Koh	Director, CAO and CFO	Director, CAO
Yamagishi, Hideki	Director, Mobile Business Headquarters	Executive Officer, Mobile Business Headquarters
Yamada, Toshihiro	Director, Corporate Business Headquarters, General Manager of Direct Sales	Managing Director of IE Group, Inc.
Muraki, Kazuhiko	Director, General Manager of Internet Business Headquarters	Representative Director of Crayfish, Inc.
Yamamoto, Koji	Director, Corporate Business Headquarters, General Manager of Partnership	Managing Director of IE Group, Inc.

3. Retiring Director

Toyoda, Shigetaro	Executive Advisor	Managing Director, Mobile Phone Business Headquarters
Uehara, Etsuo	—	Director, LPC Business Headquarters

# # #

PRESS RELEASE

Document 1-(b)

April 7, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: February 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during February 2003 was 87,400 (New subscriptions: 38,700, Changing/replacing handsets: 47,700), a 10.2% increase over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of January 2003 was 2,982,500, decreased by 27,700(0.9%) from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2002/12	114,800 (115.5%)	45,600	69,200
2003/01	95,200 (108.6%)	39,600	55,600
2003/02	87,400 (110.2%)	39,700	47,700

(Mobile phone subscriptions retained)

2002/11	3,019,200
2002/12	3,009,500
2003/01	2,982,500

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones increased to 461 at the end of February due to opening In-shops, which are operated inside of discount stores or department stores.

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2002/12E	454	210	49	59	2	76	58
2003/01E	449	206	49	59	2	76	57
2003/02E	461	206	49	59	2	65	80

3. Investments

At the end of February 2003, the market value of marketable securities held by Hikari Tsushin equaled 7,549 million yen and unrealized gain totaled 2,359 million yen.

(Millions of yen)

	Market Value	Unrealized Profit
2002/09E	8,087	2,596
2003/02E	7,549	2,359

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

# # #

PRESS RELEASE

May 1, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: March 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during March 2003 was 153,500 (New subscriptions: 81,800, Changing/replacing handsets: 71,700), a 58.6% increase over same month last year. The total number sold for FY2003 was 1,117,000, the Group maintained almost as same sales volume as last year by increasing productivity of outlets while closing unprofitable outlets.

The number of consolidated retained mobile phone subscriptions at the end of February 2003 was 2,935,700, decreased by 46,800 (0.9%) from the preceding month

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/01	95,200 (108.6%)	39,600	55,600
2003/02	87,400 (110.2%)	39,700	47,700
2003/03	153,500 (158.6%)	81,800	71,700
Total of FY2003	1,117,000 (99.1%)	519,300	597,600

(Mobile phone subscriptions retained)

2002/12	3,009,500
2003/01	2,982,500
2003/02	2,935,700

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 470 at the end of March. The number of specialized shops selling products of a specific carrier was 307 and the number of non-specialized shops selling products of more than one carrier was 163 shops.

	Total	Specialized Shops				Non-specialized shops	
		au	J-Phone	TUKA	Others	Roadside	In-shop
2003/01	449	206	49	59	2	76	57
2003/02	461	206	49	59	2	65	80
2003/03	470	194	49	62	2	64	99

3. Financial Information

At the end of FY2003, the balance of interest-bearing debt of Hikari Tsushin stood at ¥37.3 billion, decreased by ¥25.0 billion from the 2nd Quarter and the balance of Euro-Yen CB stood at ¥5.4 billion, decreased by ¥0.8 billion.

The value of marketable securities held by Hikari Tsushin equaled ¥7.4 billion and unrealized gain totaled ¥2.3 billion.

(Interest-bearing debt)

	Bonds	Borrowings	Total
Q2 (2002/9E)	54,777	7,569	62,347
FY 2003 (2003/3E)	32,784	4,582	37,366

Euro-Yen CB
6,320
5,480

(¥ million)

(Investment)

	Market Value	Unrealized Profit
2002/9E	8,087	2,596
2003/3E	7,477	2,346

(¥ million)

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

Document 1-(d)

PRESS RELEASE

May 23, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.

Hikari Tsushin to exercise the call-option to redeem Euro-Yen Convertible Debenture

Hikari Tsushin provided today a notice to redeem outstanding balance of convertible debenture on June 23 to its holder pursuant to 150% call-option of the convertible debenture.

Based on today's closing price of the company's common stock, pursuant to 150% call-option of the convertible debenture the company has had the right to redeem any outstanding portion of this debenture at a redemption price equal to 100% of the outstanding principal amount of this debenture.

The outstanding balance of the convertible debenture as of May 23, 2003 is JPY3.02 billion and the company specified June 23, 2003 as the redemption date. By this action, the company expects no impact on its earnings.

About EURO-YEN CONVERTIBLE DEBENTURE DUE 2005

1. Issuance Date: May 31, 2001
2. Aggregate Principal Amount: Eight Billion Japanese Yen
3. Maturity Date: May 31, 2005
4. Interest: 0.0%
5. Conversion Price: 962 Japanese Yen (As of June 18, 2003)
6. Holder: HBK Master Fund L.P.
7. 150% Call-Option:

   If the closing price of the common stock exceeds 150% of the conversion price for a period of 20 consecutive days after the closing, the company shall have the right to redeem any outstanding portion of this debenture at a redemption price equal to 100% of the outstanding principal amount of this debenture. Within 15 days after the occurrence of such event, the company shall give notice to the holder if it desires to redeem the debenture specifying the redemption date which must be at least 30 but not more 60 days following the date of such notice of desired redemption

# # #

PRESS RELEASE

May 28, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notice on Stock Option Plan by the Method of Subscription Rights for New Shares

Hikari Tsushin, Inc. announced that it was resolved by the Board of Directors meeting held on May 28, 2003 to submit a proposal to ask for the approval on the issuance of the subscription rights for new shares as a stock option plan pursuant to the provisions of Articles 280-20 and 280-21 of the commercial code to the 16th Annual Shareholders Meeting of the company to be held on June 24, 2003 in the following manner;

1. Reasons for issuing subscription rights for new shares under especially favorable conditions to individuals other than the shareholders:

   We intend to provide subscription rights for new shares to heighten the will of the directors, employees and advisors of the Company and its subsidiaries for the enhancement of the business performance by unifying the interests of shareholders and the group's employees and increasing incentive of director and employee of the Company and its subsidiaries.

2. Details of subscription rights for new shares

   (1) Individuals to be granted subscription rights for new shares

   Directors, employee and advisors of the Company

   (2) Type and number of the shares to be issued in connection with the subscription rights for new shares

   Share of common stock of the Company not exceeding 800,000.
   The number of shares to be issued or transferred upon exercise of each subscription right shall be 100; provided, however in case the Company splits or consolidates the Company's shares, the following calculation formula will be applied to adjust the number of the shares to be issued. This adjustment shall be made for the number of shares for those which the subscription rights are not exercised at that time and the fraction less than one share rustling from the adjustment will be discarded.

   $$\text{Number of Shares After adjustment} = \text{Number of shares Before adjustment} \times \text{Split or consolidation ratio}$$

   (3) Total number of subscription rights for new shares
   Not exceeding 8,000

(4) Issue price of subscription rights for new shares

No consideration shall be paid.

(5) Amount to be paid in upon exercise of subscription rights for new shares

The amount to be paid in upon exercise of subscription rights shall be the amount to be computed by multiplying the exercise price per share to be issued by the number of shares to be issued for each subscription right.

The exercise price shall be the amount calculated by multiplying the average closing price of the Company shares traded at Tokyo Stock Exchange on each day of the preceding month of the month when the date of issuance of subscription rights belongs to by 1.05. Fractions less than one yen will be raised.
However, if such price is lower than the closing price on the day of issuance of subscription rights (or the latest closing price if any trade was not done on that date), the closing price on the day of issuance of subscription rights for new shares shall be used.

When the Company splits or consolidates its shares after issuance of subscription rights for new shares, the following formula shall be applied to adjust the exercise price and fraction less than one yen resulting from the adjustment will be raised:

$$\text{Exercise Price After adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split or consolidation ratio}}$$

(6) Amount to be paid in upon exercise of subscription rights for new shares

The amount to be paid in upon exercise of subscription rights shall be the amount to be computed by multiplying the exercise price per share to be issued by the number of shares to be issued for each subscription right.

The exercise price shall be the amount calculated by multiplying the average closing price of the Company shares traded at Tokyo Stock Exchange on each day of the preceding month of the month when the date of issuance of subscription rights belongs to by 1.05. Fractions less than one yen will be raised.
However, if such price is lower than the closing price on the day of issuance of subscription rights (or the latest closing price if any trade was not done on that date), the closing price on the day of issuance of subscription rights for new shares shall be used.

When the Company splits or consolidates its shares after issuance of subscription rights for new shares, the following formula shall be applied to adjust the exercise price and fraction less than one yen resulting from the adjustment will be raised:

$$\text{Exercise Price After adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split or consolidation ratio}}$$

(7) Period during which the subscription rights for new shares may be exercised

The subscription rights for new shares may be exercised for three years from the day two years after the date of issuance.

(8) Conditions of exercising subscription rights for new shares

a. If the group members who were granted subscription rights for new shares the right holders ceased to be director or employees of the Company or its subsidiaries, they are not able to exercise the subscription rights, except that there is exceptional condition under contract of subscription rights. If the right holders lost the position of director or employees of the Company or its subsidiaries before exercise period of subscription right, they may exercise subscription right for one year from the beginning date of exercise period. Also, if the right holders lost the position of director or employees of the Company or its subsidiaries during exercise period, they may exercise subscription rights for one year from the date of losing postion.

b. Subscription rights for new shares can be inherited in case of the death of individual granted the subscription rights.

c. Subscription rights can not be pledged.

d. Other conditions for exercise of subscription right shall be determined by the Board of Directors.

(9) Restriction on transfer of subscription rights for new shares.

Transfer of subscription rights for new shares shall require an approval of the Board of Directors of the Company.

(10) Causes and conditions resulting in termination of subscription rights for new shares

a. When any individual granted the subscription right becomes unable to exercise the right due to the conditions provided in aforementioned (8)-a before exercising the right, the Company may cancel the applicable subscription rights for new shares without any charge.

b. When the merger agreement resulting in the liquidation of the Company is approved or when a proposal on approval of stock exchange agreement or stock exchanges resulting in becoming a wholly owned subsidiary of other company is approved at the shareholder's meeting, the subscription rights for new shares may be cancelled without any charge by an approval of the Board of Directors.

Note: Above matters shall be subject to the approval of the proposal "Matters concerning issuance of subscription rights for new shares under especially favorable conditions to individual other than shareholders" at the 16th annual shareholders meeting to be held on June 24, 2003.

# # #

PRESS RELEASE

May 28, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Comparison of Estimates and Results for FY2003

1. FY2003 (April 2002 – March 2003) Consolidated (¥ million)

	Revenue	Operating Income	Ordinary Income	Net Income
Previous Estimate (A)	120,000	9,700	3,300	(4,400)
Result (B)	124,105	10,269	3,403	(7,922)
Change (B—A)	4,105	569	103	(3,522)
Variance (%)	3.4%	5.9%	3.1%	(80.0%)

2. FY2003 (April 2002 – March 2003) Non-Consolidated (¥ million)

	Revenue	Operating Income	Ordinary Income	Net Income
Previous Estimate (A)	28,000	5,600	3,600	(4,700)
Result (B)	31,791	6,232	4,017	(7,686)
Change (B—A)	3,791	632	417	(2,986)
Variance (%)	13.5%	11.3%	11.6%	(63.5%)

【Reasons for changes over Previous Estimates】

1. For Consolidated

The Group has carried out restructurings on its Cellular Phone business, such as closing less-productive shops and cutting SGA costs down, while in the 4th Quarter it actively opened new "In-shops". Consequently, earning from Cellular Phone Business has improved. As for OA equipment business for SME users, the Group continued to strengthen its sales force. As results, Revenue increased 3.4% over estimate to ¥124.1 billion, Operating Income increased 5.9% to ¥10.2 billion, and Ordinary Income increased 3.1% to ¥3.4 billion.

Given a favorable operational progress, in order to further improve financial conditions the Group impaired goodwill in a lump sum of ¥3.4 billion, which incurred from reorganizing cellular phone sales subsidiaries. Also, devaluation or provision for possible losses from venture investments totaled ¥6.5 billion. Consequently, the amount of extraordinary losses surpassed previous estimate and Net Loss increased 80.0% to ¥79.2 billion.

2. For Non-consolidated

Revenue, Operating Income and Ordinary Income increased more than 10% over previous estimates due to improvement of Cellular Phone Business.

Net Loss increased 63.5% to ¥7.6 billion due to devaluation or provision for possible losses from venture investment.

\# # #

PRESS RELEASE

June 5, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: April 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during Aril 2003 was 116,500 (New subscriptions: 81,800, Changing/replacing handsets: 71,700), a 35.2% increase over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of March 2003 was 2,899,200,decreased by 36,500 (1.2%) from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/02	87,400 (110.2%)	39,700	47,700
2003/03	153,500 (158.6%)	81,800	71,700
2003/04	116,500 (135.2%)	60,000	56,500

(Mobile phone subscriptions retained)

2003/01	2,982,500
2003/02	2,935,700
2003/03	2,899,200

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 462 at the end of April. The number of specialized shops selling products of a specific carrier was 300 and the number of non-specialized shops selling products of more than one carrier was 162 shops.

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2003/02	461	206	49	59	2	65	80
2003/03	470	194	49	62	2	64	99
2003/04	462	188	48	62	2	59	103

3. Investments

At the end of April 2003, the market value of marketable securities held by Hikari Tsushin equaled 7,646 million yen and unrealized gain totaled 2,554 million yen.

(¥ million)

	Market Value	Unrealized Profit
2003/03E	7,477	2,346
2003/04E	7,646	2,554

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

# # #

DOCUMENT 1 - (h)

PRESS RELEASE

June 7, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Settlement of U.S. Class Actions

Hikari Tsushin (the "Company") announced that an agreement for settlement has been reached in the consolidated class actions pending against the Company in the United States District for the Southern District of New York.

On and after September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against the company's subsidiary Crayfish, its CEO at the time, its underwriters, and the Company. The complaints included allegations that, during the course of its March 8, 2000 public offering of American Depositary Shares, Crayfish violated U.S. securities law by making inaccurate and misleading statements. The complains included related allegation against the Company, which held controlling shares of Crayfish.

Eleven class actions were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002. The Company negotiated with the plaintiffs and has received a copy of a memorandum of understanding regarding the class actions, signed by all parties to the litigation, from its litigation counsel on the morning of June 7, 2003 (Japan Time).

The defendants in the class actions, Hikari Tsushin, Crayfish, and Isao Matsushima the Crayfish's CEO at the time of the Crayfish's public offering, have reached a settlement agreement with the plaintiffs to settle all pending class actions for US$9,000,000. This settlement will not become final until approved by the court.

The Company has entered into this settlement agreement solely to avoid any further cost, burden or uncertainty from the class actions, and has not acknowledged any claims alleged by the plaintiffs. Out of US$9,000,000, the Company will pay US$2,000,000 and Crayfish will pay US$6,625,000.

The Company expects to expense the settlement payment in the fiscal year ending March 31, 2004. At this point, the Company does not revise its financial estimates for the year and information concerning changes in the estimates will be disclosed as soon as such data has been verified.

# # #

Document 1 - (1)

PRESS RELEASE

June 18, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notice Regarding Conversion of Euro-Yen Convertible Debenture

On May 23, 2003, the Company sent a notice to redeem outstanding balance of convertible debenture on June 23 to its holder pursuant to 150% call-option of the convertible debenture. Today, the Company received a notice from the holder to convert all the outstanding balance of the convertible debenture. As results, the redemption by the company did not take place and the balance of convertible debenture became zero. There would be no impact on earnings by this conversion.

The following table summarizes changes in Paid-in-Capital and the number of common shares issued.

	As of March 31, 2003	As of June 18, 2003
Outstanding balance of convertible debenture	5,480 million	None
Paid-in-Capital	50,542 million	53,282 million
The Number of common shares issued	51,664,881 shares	57,361,342 shares

About EURO-YEN CONVERTIBLE DEBENTURE DUE 2005

1. Issuance Date: May 31, 2001
2. Aggregate Principal Amount: Eight Billion Japanese Yen
3. Maturity Date: May 31, 2005
4. Interest: 0.0%
5. Conversion Price: 962 Japanese Yen (As of June 18, 2003)
6. Holder: HBK Master Fund L.P.
7. 150% Call-Option:

   If the closing price of the common stock exceeds 150% of the conversion price for a period of 20 consecutive days after the closing, the company shall have the right to redeem any outstanding portion of this debenture at a redemption price equal to 100% of the outstanding principal amount of this debenture. Within 15 days after the occurrence of such event, the company shall give notice to the holder if it desires to redeem the debenture specifying the redemption date which must be at least 30 but not more 60 days following the date of such notice of desired redemption

# # #

PRESS RELEASE

June 20, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Hikari Tsushin to agree with Crayfish's proposal to distribute cash

Hikari Tsushin announced that its Board of Directors at its meeting today decided to agree with Crayfish's proposal to distribute to its shareholders of a cash dividend in connection with capital reduction subject to approval of an extraordinary shareholders' meeting scheduled for July 31, 2003. The company holds about 67% of shares in Crayfish.

1. Background

Crayfish earned a positive net income for FY2002 principally through restructuring its operations and maintaining its profitability on the basis of its prior investments. Crayfish had no current intention to make additional capital investments in research and development as it did in the past. In addition, Crayfish has reached a memorandum of understanding with the plaintiffs in its class action lawsuits and on that basis believes that it will be able to avoid further significant litigation related costs. Meanwhile, Hikari Tsushin and Crayfish received opinions and advices about return to shareholders from M&A Consulting, the second largest shareholder of Crayfish, and other shareholders and considered those opinions seriously.

As a result, Crayfish has determined that it is in the shareholders' best interest that the capital be distributed to the shareholders. Hikari Tsushin also finds crayfish's decision reasonable.

2. Outlook

Crayfish's cash distribution in connection with capital reduction is subject to approval of the extraordinary shareholders' meeting on July 31, 2002 and will be effective by law after a period till September 8, 2003 when creditors file opposition. In addition, Crayfish is considering the de-listing of Crayfish's ADRs from Nasdaq and the termination of its ADR program. There would be little impact on consolidated earnings.

3. Summary of Crayfish's capital reduction

① The amount of total distribution: JPY14,375,200,000
Distribution per common share: JPY1,400,000
(note: calculated by the number of shares as of March 31, 2003

② Schedule

The date of the board of directors' meeting	June 20, 2003
The dated id shareholders' meeting to consider the resolution	July 31, 2003
The record date for holders entitled to the dividend	August 18, 2003
The due date for opposition to be filed by creditors	September 8, 2003
Effective date	September 9, 2003

③ Capital structure of crayfish

	As of March 31, 2003	After the effective date
Common Stock	JPY 8,062,325,000	JPY 566,685,000
Additional Paid-in Capital	JPY 7,344,661,736	JPY 465,101,736
Retained earnings	JPY 869,141,358	JPY 869,141,358
Total shareholders' equity	JPY 16,276,128,094	JPY 1,900,928,094

# # #

DOCUMENT 1 - (K)

PRESS RELEASE

June 24, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Personnel Change

Hikari Tsushin, Inc. announced candidates for a new board of directors on March 28, 2003. The candidates were appointed at the 16th Annual Shareholder Meeting held on June 24, 2003 and their positions were decided by a board meeting afterwards on the same day.

1. Directors

Name	Position
Shigeta, Yasumitsu	Representative Director, Chairman, and CEO
Tamamura, Takeshi	Representative Director, President and COO
Gidoh, Koh	Director, CAO
Yamagishi, Hideki	Director, General Manager of Shop Business Headquarters
Yamada, Toshihiro	Director, General Manager of Direct Sales Business Headquarters
Muraki, Kazuhiko	Director, General Manager of Internet Media AD Business Headquarters
Yamamoto, Koji	Director, general Manager of Partnership Business Headquarters

2. Other Change

Name	Previous Position	New Position
Toyoda, Shigetaro	Managing Director, General Manager of Mobile Phone Business Headquarters	Executive Advisor

# # #

PRESS RELEASE

July 1, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notice regarding signing a commitment line contract

Hikari Tsushin announced today that its 100% subsidiary, IE Group Inc., singed a commitment line of JPY2bn with AOZORA Bank, Ltd. on June 30, 2003. IE Group as the core company of Hikari Tsushin group's OA equipment business sells copiers, business phone systems, and other products or services to mainly small to medium enterprises. The company will utilize the commitment line flexibly to expand its business.

Summary of Commitment Line

1. Agent	AOZORA Bank, Ltd.
2. Contract termination date	June 30, 2003
3. Contract period	June 30, 2003 – June 30, 2004
4. Maximum loan amount	JPY 2bn
5. Collateral	None

# # #

PRESS RELEASE

Rule 12g-3-2(b) File No.82-4998
Document 1 - (m)

July 2, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: May 2003

1. Sales of mobile phone and retained subscriptions

Seasonal demand during a period of fiscal year change had decreased by May and the total number of consolidated mobile phones sold during May 2003 was 98,200 (New subscriptions: 49,000, Changing/replacing handsets: 49,200), a 21.2% increase over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of April 2003 was 2,882,600, decreased by 16,600 (0.5%) from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/02	87,400 (110.2%)	39,700	47,700
2003/03	153,500 (158.6%)	81,800	71,700
2003/04	116,500 (135.2%)	60,000	56,500
2003/05	98,200 (121.2%)	49,000	49,200

(Mobile phone subscriptions retained)

2003/02	2,935,700
2003/03	2,899,200
2003/04	2,882,600

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 457 at the end of May. The number of specialized shops selling products of a specific carrier was 275 and the number of non-specialized shops selling products of more than one carrier was 182 shops.

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2003/03	470	194	49	62	2	64	99
2003/04	462	188	48	62	2	59	103
2003/05	457	164	47	62	2	58	124

3. Investments

At the end of May 2003, the market value of marketable securities held by Hikari Tsushin equaled 7,754 million yen and unrealized gain totaled 2,671 million yen.

(¥ million)

	Market Value	Unrealized Profit
2003/03E	7,477	2,346
2003/04E	7,754	2,671

Note: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

# # #

Consolidated Financial Report---- The Period Ended March 31, 2003 May 28, 2003

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange– First Section
Corporate Headquarters: 2-29-6 Nishi-ikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 5951-3709

Meeting of Board of Directors onthe Financial Statements was held May 28, 2003.

1. Consolidated Financial Statement (Fiscal Year 2003: April 1, 2002 ~ March 31, 2003)

(1) Consolidated Operating Results (Millions of yen, Except Per Share Data)

	Sales (%: Change over previous year)		Operating Income (%: Change over previous year)		Ordinary Income (%: Change over previous year)	
FY 2003	124,105	(—)	10,269	(—)	3,403	(—)
FY 2002	71,058	(—)	3,805	(—)	(1,524)	(—)

	Net Income (% Change)		Net Income Per Share	Diluted Net Income Per Share	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
	Millions of yen		Yen	Yen	%	%	%
FY 2003	(7,922)	(—)	(171.13)	— —	(14.6)	2.3	2.7
FY 2002	(16,115)	(—)	(429.45)	— —	(28.0)	(0.8)	(2.1)

(Note)
① Investment Loss on Equity Method: FY2003:-2,102 million yen FY2002: -2,579 million yen
② Weighted-Average Number of Common Shares Outstanding FY2003: 46,295,451 FY2002: 37,526,352
③ Changes in accounting procedure: None
④ Changes over previous year are not calculated because FY2002 was 7-month period due to change in fiscal year end.

(2) Consolidated Financial Conditions (Millions of Yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity /Total Assets	Shareholders' Equity Per Share
			%	Yen
FY 2002	122,078	53,028	43.4	1,026. 45
FY 2002	169,937	55,846	32.9	1,220. 03

(Note) Number of consolidated outstanding shares at the end of fiscal year:
FY2003: 51,661,825 shares FY2002: 45,774,741 shares

(3) Consolidated Statement of Cash Flows (Millions of Yen)

	Cash Flows in Ordinary Operations	Cash Flows in Investment Activities	Cash Flows in Financial Activities	Cash and its Equivalent Balance at the End of Period
FY 2003	8,180	5,819	(39,783)	29,669
FY 2002	4,272	(1,447)	(18,372)	55,232

(4) Regarding the Applicablity of Consolidated Accounting and Equity Method
Consolidated Subsidiaries: 24 Non-consolidated subsidiaries applied on equity method: 2
Affiliates applied on equity method: 8

(5) Transfer in the Applicability of Consolidated Accounting and Equity Methd
Consolidated: new 8 exception 14 Equity Method: new 2 exception 9

2. Estimates of Consolidated Business Performance (Fiscal Year 2004: April 1, 2003 ~ March 31, 2004)

(Millions of Yen)

	Sales	Operating Income	Ordinary Income	Net Income
Interim	72,000	6,500	3,500	1,500
Annual	150,000	14,000	8,000	4,000

(Reference) Estimated net income per share (Annual): 77. 43 yen

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements.

1. Consolidated Financial Statements

1-1. Consolidated Balance Sheet

(Millions of Yen)

	FY 2002 (As of March 31, 2002)			FY 2003 (As of March 31, 2003)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
ASSETS			%			%
I Current Assets						
1. Cash and Bank Deposits		57,989			31,209	
2. Notes and Accounts Receivable-Trade		13,570			16,545	
3. Marketable Securities		2,919			431	
4. Inventories		1,358			2,580	
5. Accounts Receivable-Other		2,782			1,803	
6. Deferred Income Tax		17			631	
7. Other Current Assets		2,170			1,959	
8. Allowance for Doubtful Accounts		(77)			(1,302)	
Total Current Assets		80,729	47.5		53,857	44.1
II Fixed Assets						
1. Property and Equipments						
(1) Buildings and Structures	3,444			3,240		
Accumulated Depreciation	787	2,657		886	2,354	
(2) Machinery and Vehicles	59			38		
Accumulated Depreciation	37	22		29	9	
(3) Tools and Equipments	3,490			2,403		
Accumulated Depreciation	1,945	1,545		1,517	885	
(4) Land		2,248			2,248	
Total Property and Equipments		6,473	3.8		5,498	4.5
2. Intangible Assets						
(1) Consolidated Adjustment Accounts		2,013			981	
(2) Other intangible Assets		1,761			1,281	
Total Intangible Assets		3,774	2.2		2,263	1.9
3. Investments and Other Assets						
(1) Investment Securities		59,814			27,543	
(2) Long-term Loans		2,640			1,425	
(3) Investments in Capital		15,362			10,696	
(4) Lease Deposits		4,548			3,771	
(5) Delinquent Receivables		11,150			8,741	
(6) Claims under Bankruptcy		1,498			1,520	
(7) Differed Income Taxes		25,219			26,425	
(8) Other Investments		1,770			2,536	
(9) Allowance for Loss on Investments		(33,326)			(14,212)	
(10) Allowance for Doubtful Accounts		(9,716)			(7,987)	
Total Investments and Other Assets		78,960	46.5		60,460	49.5
Total Fixed Assets		89,208	52.5		68,221	55.9
TOTAL ASSETS		169,937	100.0		122,078	100.0

(Millions of Yen)

	FY 2002 (As of March 31, 2002)		FY 2003 (As of March 31, 2003)	
	Amount	Comp. Ratio	Amount	Comp. Ratio
LIABILITIES		%		%
I Current Liabilities				
1. Notes and Accounts Payable-Trade	9,247		12,523	
2. Short-term Borrowings	5,923		3,094	
3. Current Portion of Bonds	36,224		28,736	
4. Accounts Payable-Others	4,586		3,934	
5. Income Tax Payable	578		301	
6. Accrued Bonuses	292		583	
7. Other Current Liabilities	2,966		2,924	
Total Current Liabilities	59,818	35.2	52,098	42.7
II Long-term Liabilities				
1. Bonds	42,409		9,080	
2. Long-term Borrowings	5,538		1,861	
3. Deferred Income Taxes	100		—	
4. Retirement Benefits for Employees	47		—	
5. Retirement Benefits for Directors and Auditors	179		76	
6. Other Long-term Liabilities	687		233	
Total Long-term Liabilities	48,962	28.8	11,251	9.2
TOTAL LIABILITIES	108,781	64.0	63,349	51.9
MINORITY INTERESTS	5,309	3.1	5,700	4.7
SHAREHOLDERS' EQUITY				
I Common Stock	47,384	27.9	50,542	41.4
II Additional Paid-in Capital	39,233	23.1	29,220	23.9
III Retained Earnings (Accumulated Losses)	(34,541)	(20.3)	(28,745)	(23.5)
IV Net Unrealized Holding Gains on Securities	3,481	2.0	1,808	1.5
V Foreign Currency Translation Adjustments	316	0.2	205	0.1
VI Treasury Stock, at cost	(0)	(0.0)	(3)	(0.0)
VII Common Stock Owned by Subsidiaries	(26)	(0.0)	—	
TOTAL SHAREHOLDERS' EQUITY	55,846	32.9	53,028	43.4
TOTAL LIABILITIES, MINORITY INTERESTS, AND SHAREHOLDERS' EQQUITY	169,937	100.0	122,078	100.0

1-2. Consolidated Profit and Loss Statement

(Millions of Yen)

	FY 2002 (September 2001 ~ March 2002)			FY 2003 (April 2002 ~ March 2003)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
			%			%
I Net Sales		71,058	100.0		124,105	100.0
II Cost of Sales		37,086	52.2		68,821	55.5
Gross Profit		33,972	47.8		55,284	44.5
III Selling, General and Administrative Expenses		30,166	42.4		45,015	36.2
Operating Profit (Loss)		3,805	5.4		10,269	8.3
IV Non-operating Income						
1. Interest Income	526			257		
2. Dividends Income	28			12		
3. Gain on Sales of Investment Securities	513			1,762		
4. Amortization of consolidation account adjustment	367			366		
5. Other Non-operating Income	489	1,925	2.7	351	2,749	2.2
V Non-operating Expenses						
1. Interest Expense	1,156			1,026		
2. Equity in Net Loss of Affiliates	2,579			2,102		
3. Loss on Investments in Capital	1,404			3,857		
4. Provision for Loss on Doubtful Accounts	1,176			1,182		
5. Cancellation Adjustment Expenses	—			132		
6. Others Non-operating Income	938	7,256	10.2	1,314	9,615	7.8
Ordinary Income		(1,524)	(2.1)		3,403	2.7

VI Extra-ordinary Income						
1. Gain on Sales of Fixed Asset	155			18		
2. Gain on Sales of Investment Securities	1,323			246		
3. Gain Resulting from Change of Interest on Investments in Subsidiaries and Affiliates	329			136		
4. Gain on Redemption of Bonds	1,891			592		
5. Reversal of warrants	—			1,354		
6. Reversal of Doubtful Account	311			129		
7. Other Extra-ordinary Income	376	4,388	6.1	567	3,045	2.5
VII Extra-ordinary Losses						
1. Loss on Disposal and Sale of Fixed Asset	2,275			877		
2. Devaluation of Investment Securities	5,482			3,090		
3. Loss on Sale of Investment Securities	4,303			386		
4. Provision for Loss on Investments	7,376			3,425		
5. Impairment Loss on Goodwill	—			3,451		
6. Shop Closure Expenses due to merger of subsidiaries	—			1,225		
7. Other Extra-ordinary Losses	913	20,352	28.6	1,016	13,473	10.9
Net Loss Before Income Taxes		17,488	(24,6)		7,024	(5.7)
Income and Enterprise Taxes	423			496		
Past Period Taxes	—			1,100		
Refunded Taxes	(282)			—		
Deferred Income Taxes	93	234	0.3	(931)	665	0.5
Minority Interests (Loss)		(1,607)	(2.2)		232	0.2
Net Loss		16,115	(22.7)		7,922	(6.4)

1-3. Consolidated Statements of Retained Earnings

(Millions of Yen)

	FY 2002 (September 2001 ~ March 2002)		FY 2003 (April 2002 ~ March 2003)	
	Amount		Amount	
I Balance of Retained Earnings (Accumulated Losses) at the beginning of the period		(38,504)		(34,541)
II Increase				
1. Increase due to increase in consolidated subsidiaries	—		6	
2. Increase due to decrease in consolidated subsidiaries	283		18	
3. Increase due to decrease in affiliates under the equity method	1,289		596	
4. Increase due to merger	—		7	
5. Allocation of APIC to offset accumulated losses	18,520	20,093	13,171	13,799
III Decrease				
1. Net Loss	16,115		7,922	
2. Bonuses to Directors	5		26	
3. Decrease due to increase in consolidated subsidiaries	9		—	
4. Decrease due to increase in affiliates under the equity method	—		37	
5. Decrease due to merger	—		7	
IV Balance of Retained Earnings (Accumulated Losses) at the end of the period		(34,541)		(28,745)
(Additional Paid-in Capital)				
I Balance of APIC at the beginning of the period	—			39,233
II Increase				
1. Increase due to issuance of common stock	—		2,497	
Increase due to exercise of convertible debentures	—		659	
2. Increase due to disposal of treasury stock	—	—	1	3,158
III Decrease				
1. Allocation of APIC to offset accumulated losses		—		13,171
IV Balance of APIC at the end of the period		—		29,220

1-4. Consolidated Statements of Cash Flows

(Millions of Yen)

Subject / Consolidated Accounting Period	FY 2002 (September 2001 ~ March 2002)	FY 2003 (April 2002 ~ March 2003)
	Amount	Amount
I Operating Activities		
Income (Loss) before income taxes and minority interests	(17,488)	(7,024)
Depreciation and amortization	1,081	1,173
Amortization of consolidated account adjustment	739	4,220
Allowance for doubtful accounts	(2,044)	(4,272)
Allowance for loss in investment	7,085	8,795
Interest and dividends income	(555)	(269)
Interest expense	1,156	1,026
Loss (Gain) on sales of investments in securities	2,465	(1,622)
Loss on devaluation of investments in securities	5,482	3,090
Loss on investments in capital	1,404	3,857
Equity in net loss of affiliates	2,579	2,102
Loss (Gain) on sale and disposal of property and Equipment, net	2,120	858
Loss (Gain) resulting from change of interest on investments in subsidiaries and affiliates	(205)	(136)
Gain on redemption of bonds	(1,891)	(592)
Reversal of warrants	—	(1,354)
Bad debt loss	40	132
Notes and accounts receivable	3,004	(1,646)
Inventories	808	(1,129)
Accounts receivable – other	(1,024)	(1,453)
Accounts payable – trade	119	3,266
Accounts payable – other	(256)	(1,767)
Consumption taxes receivable	(176)	163
Other current assets	671	479
Other current liabilities	(510)	1,545
Other cash-flow from operating activities	259	1,196
Subtotal	4,866	10,638
Interest and dividend received	516	348
Interest paid	(765)	(875)
Income tax paid	(633)	(1,930)
Tax refund	287	—
Net cash provided by (used in) Operating Activities	4,272	8,180

II Investing Activities		
Purchases of marketable securities	—	(78)
Purchases of property and equipment	(337)	(272)
Proceeds from sale of property and equipment	316	133
Purchases of intangible assets	(430)	(343)
Proceeds from sale of intangible assets	39	102
Purchases of investment securities	(1,673)	(5)
Proceeds from sale of investment securities	4,870	3,792
Purchases of shares in subsidiaries	(3,351)	(68)
Sale of shares in subsidiaries	—	176
Expenditure from purchase of shares in subsidiaries resulting change in consolidated subsidiaries	—	(1,328)
Proceeds from purchase of shares in subsidiaries resulting change in consolidated subsidiaries	—	40
Expenditure from sale of shares in subsidiaries resulting change in consolidated subsidiaries	(4,556)	—
Proceeds from sale of shares in subsidiaries resulting change in consolidated subsidiaries	515	—
Increase in investments in capital	(36)	0
Decrease in investments in capital	456	294
Increase in short-term loans receivable	(763)	(815)
Decrease in short-term loans receivable	1,256	1,748
Increase in long-term loans receivable	(678)	(122)
Decrease in long-term loans receivable	434	170
Increase in lease deposits	(219)	(309)
Decrease in lease deposits	1,634	1,374
Other investing activities	1,075	1,329
Net cash provided in investment activities	(1,447)	5,819
III Financing Activities		
Proceeds from short-term borrowings	69	108
Payment of short-term borrowings	(178)	(414)
Proceeds from long-term debt	47	95
Payment of long-term debt	(8,505)	(6,531)
Redemption of bonds	(19,831)	(37,926)
Proceeds from issuance of common stock	10,024	4,863
Proceeds from sale of common stock of subsidiaries to minority shareholders	2	—
Purchases of treasury stock	(0)	(2)
Retirement of treasury stock	3	24
Cash dividends paid to minority shareholders	(3)	—
Net cash used in financing activities	(18,372)	(39,783)
IV Effect of exchange rate changes on cash and cash equivalents	400	(19)
V Net increase (Decrease) in cash and its equivalents	(15,148)	(25,802)
VI Cash and cash equivalents at beginning of the year	70,373	55,232
VII Increase in cash and cash equivalents arising from increase in consolidated subsidiaries	25	315
VIII Decrease in cash and cash equivalents arising from decrease in consolidated subsidiaries	(65)	(135)
IX Cash and cash equivalents of merged companies	47	60
X Cash and cash equivalents at end of the year	55,232	29,669

2. Segment information

2-1. Segment Information by the Type of Business

(1) FY 2002

(Millions of yen)

	Mobile Communication	OA Equipment	Internet-Related	Tele-Marketing	Others	Combined total	Elimination or corporate	Consolidated
I. Sales and operating profit								
Sales								
(1)Customers	45,380	11,166	2,982	5,311	6,217	71,058	—	71,058
(2)Intersegment	16	32	3	1	41	95	(95)	—
Total	45,396	11,199	2,985	5,312	6,259	71,153	(95)	71,058
Operating expense	42,997	10,597	2,003	5,691	6,009	67,300	(47)	67,252
Operating profit (loss)	2,399	601	981	(378)	250	3,853	(47)	3,805
II. Assets, depreciation, and capital expenditure								
Assets	28,728	11,137	19,823	5,317	8,781	73,788	96,148	169,937
Depreciation	279	18	159	69	268	794	286	1,081
Capital expenditure	461	21	40	1	131	657	110	768

Note: 1. Business segmentation method

Market relatedness is considered to classify the businesses.

2. Associated items in each section

Business Segment	Key Items
Mobile Communication	Mobile communication service commission, mobile communication equipments
Office Equipments	Copying machine, Facsimile, fixed phones, peripheral devices
Internet-related Businesses	Internet-related planning, providing, and sales service commission.
Tele-Marketing	MYLINE service commission
Others	Satellite broadcasting service commission, contents providing service commission

3. The erasure or under absorbed operating expenditure in the total operating expenditure, such as the operation consignment fee, all sorts of expenditure on general affairs and accounting, amounted 2,228 million yen.

4. The amount of total assets, mainly including idle funds applied (cash/deposits/marketable securities), longterm investment funds (investment securities and investment capital), and assets corresponding to the executive branch, in the entire group amounted 98,310 million yen.

(2) FY 2003

(Millions of yen)

	Mobile Communication	OA Equipment	Internet-Related	Tele-Marketing	Others	Combined total	Elimination or corporate	Consolidated
I. Sales and operating profit								
Sales								
(1) Customers	71,478	37,097	8,281	4,896	2,351	124,105	—	124,105
(2) Intersegment	41	76	55	3	89	266	(266)	—
Total	71,519	37,173	8,337	4,899	2,441	124,371	(266)	124,105
Operating expense	64,808	36,556	7,066	5,160	1,503	115,096	(1,259)	113,836
Operating profit (loss)	6,710	617	1,270	(260)	937	9,275	993	10,269
II. Assets, depreciation, and capital expenditure								
Assets	18,592	16,596	19,961	2,300	3,786	61,236	60,842	122,078
Depreciation	346	88	181	101	39	758	414	1,173
Capital expenditure	219	77	46	14	1	359	142	501

Note: 1. Business segmentation method

Market relatedness is considered to classify the businesses.

2. Associated items in each section

Business Segment	Key Items
Mobile Communication	Mobile communication service commission, mobile communication equipments
Office Equipments	Copying machine, Facsimile, fixed phones, peripheral devices
Internet-related Businesses	Internet-related planning, providing, and sales service commission.
Tele-Marketing	MYLINE service commission
Others	Satellite broadcasting service commission, contents providing service commission

3. The erasure or under absorbed operating expenditure in the total operating expenditure, such as the operation consignment fee, all sorts of expenditure on general affairs and accounting, amounted 3,461 million yen.

4. The amount of total assets, mainly including idle funds applied (cash/deposits/maketable securities), long-term investment funds (investment securities and investment capital), and assets corresponding to the executive branch, in the entire group amounted 62,189 million yen.

2-2. Segment Information by Region

Segment information by region is omitted because the domestic sales and assets exceed 90% of the total sales of all segments and assets.

2-3. Foreign Sales

Foreign sales resulted less than 10% of the consolidated sales, and it is excluded.

May 28, 2003

Non-Consolidated Financial Report ----- The Period Ended March 31, 2003

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange– First Section
Corporate Headquarters: 2-29-16 Nishi-Ikebukuro, Toshima-ku, Tokyo, Japan.
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 3 5951-3709
Meeting of Board of Directors onthe Financial Statements was held May 28, 2003.

1. Non-Consolidated Financial Statement (Fiscal Year 2002: April 1, 2002~March 31, 2003)

(1) Non-Consolidated Operating Results (Millions of yen, Except Per Share Data)

	Sales (%: Change over previous year)		Operating Income (%: Change over previous year)		Ordinary Income (%: Change over previous year)	
FY 2003	31,791	(—)	6,232	(—)	4,017	(—)
FY 2002	19,784	(—)	4,494	(—)	2,911	(—)

	Net Income (% Change)		Net Income Per Share	Diluted Net Income Per Share	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
	Millions of yen		Yen	Yen	%	%	%
FY 2003	(7,686)	(—)	(166. 00)	— —	(10.1)	2.7	12.6
FY 2002	(13,171)	(—)	(350. 81)	— —	(16.8)	1.5	14.7

(Note)
① Weighted-Average Number of Common Shares Outstanding: FY2003: 46,303,401 FY2002: 37,545,951
② Change in Accounting Procedure: None
③ Changes over previous year are not calculated because FY2002 was 7-month period due to change in fiscal year end.

(2) Dividends

	Dividends Per Share			Total Dividends	Dividends Payout Ratio	Dividends Payment/ Shareholders' Equity
		Interim	Annual			
	Yen	Yen	Yen	Millions of Yen	%	%
FY 2003	0. 00	0. 00	0. 00	—	—	—
FY 2002	0. 00	0. 00	0. 00	—	—	—

(3) Non-Consolidated Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity /Total Assets	Shareholders' Equity Per Share
	Millions of Yen	Millions of Yen	%	Yen
FY 2003	123,579	74,505	60.3	1,442. 17
FY 2002	173,896	77,393	44.5	1,690. 03

(Note)
① Common Stock Issued and Outstanding March 31, 2003: 51,661,825 March 31, 2002: 45,794,254
② Treasury Stock: March 31, 2003: 3,056 March 31, 2002: 621

2. Estimates of Non-Consolidated Business Performance(FY 2004: April 1, 2003~March 31, 2004)

(Millions of Yen)

	Sales	Operating Profit	Ordinary Income	Net Income	Dividends Per Share		
					Interim	Annual	
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen	Yen
Interim	17,000	3,100	2,200	600	—	—	—
Annual	35,000	6,300	4,700	1,400	—	—	—

(Reference) Estimated net income per share (Annual): 27. 10 yen

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements.

Non-Consolidated Financial Statements

1-1. Non-Consolidated Balance Sheet

(Millions of Yen)

	FY 2002 (As of March 31, 2002)			FY 2003 (As of March 31, 2003)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
ASSETS			%			%
1. Current Assets						
1. Cash and Bank Deposits		31,839			3,432	
2. Accounts Receivable-Trade		4,477			4,270	
3. Marketable Securities		2,783			97	
5. Inventories		0			216	
6. Stored goods		32			41	
7. Advance		148			68	
8. Prepaid Expense		172			182	
9. Deferred Income Tax		12			103	
10. Short-term Loans Receivable		2,012			1,778	
11. Accounts Receivable-Other		2,694			2,572	
12. Other Current Assets		199			234	
		—			(83)	
Total Current Assets		44,372	25.5		12,913	10.4
II. Fixed Assets						
(1) Property, Plants and Equipments						
1. Buildings	1,670			1,615		
Accumulated Depreciation	327	1,343		385	1,229	
2. Structures	42			35		
Accumulated Depreciation	18	23		20	14	
3. Vehicles	27			27		
Accumulated Depreciation	17	10		20	7	
4. Tools and Equipments	1,947			1,373		
Accumulated Depreciation	1,173	733		948	425	
5. Land		2,153			2,153	
Total Property, Plants and Equipments		4,303	2.5		3,830	3.1
(2) Intangible Assets						
1. Goodwill		15			14	
2. Software		494			481	
3. Telephone Subscription Rights		373			123	
Total Intangible Assets		882	0.5		620	0.5

(3) Investments and Other Assets						
1. Investments Securities		47,580			22,403	
2. Investments in Affiliates-Stocks		60,933			60,872	
3. Investments in Affiliates-Bonds		5,094			714	
4. Investments in Capital		15,312			10,627	
5. Investments in Capital -Affiliates Company		3			—	
6. Long-term Loans		99			173	
7. Long-term Loans-Employees		53			53	
8. Long-term Loans-Affiliates Company		18,797			17,612	
9. Delinquent Receivables		10,353			8,732	
10. Claims under bankruptcy		1,498			234	
11. Long-term Prepaid Expense		25			26	
12. Deferred Income Taxes		25,278			25,515	
13. Trade Deposits		563			639	
14. Lease Deposits		3,107			2,641	
15. Other Investments		69			738	
16. Allowance for Loss on Investments		(52,377)			(35,231)	
17. Allowance for Doubtful Accounts		(12,055)			(9,538)	
Total Investments and Other Assets		124,337	71.5		106,214	86.0
Total Fixed Assets		129,523	74.5		110,665	89.6
TOTAL ASSETS		173,896	100.0		123,579	100.0

	FY 2002 (As of March 31, 2002)			FY 2003 (As of March 31, 2003)	
	Amount	Comp. Ratio		Amount	Comp. Ratio
LIABILITIES		%			%
I. Current Liabilities					
1. Accounts Payable-Trade	851			1,677	
3. Current Portion of Long-term Debt	5,679			2,882	
4. Current Portion of Bonds	36,224			28,736	
5. Accounts Payable-Others	2,800			2,826	
6. Accrued Expenses	300			153	
7. Income Tax Payable	3			30	
8. Advance	—			135	
9. Deposits Received	218			379	
10. Accrued Bonuses	59			159	
11. Stock Purchase Warrants	1,403			49	
12. Other Current Liabilities	273			258	
Total Current Liabilities	47,815	27.5		37,289	30.2
II. Long-term Liabilities					
1. Bonds	36,057			4,048	
2. Convertible Debentures	6,800			5,480	
3. Long-term Borrowings	5,252			1,700	
4. Retirement Benefits for Employees	15			—	
5. Retirement Benefits for Directors and Officers	71			76	
6. Other Long-term Liabilities	490			479	
Total Long-term Liabilities	48,687	28.0		11,784	9.5
TOTAL LIABILITIES	96,502	55.5		49,074	39.7
SHAREHOLDERS' EQUITY					
I. Common Stock	47,384	27.2		50,542	40.9
II. Additional Paid-In Capital	39,788	22.9		29,773	24.1
III. Retained Earnings					
(1) Unappropriated Earnings (Losses)	(13,171)			(7,686)	
Total Retained Earnings (Losses)	(13,171)	(7.6)		(7,686)	(6.2)
IV. Net Unrealized Holding Gains on Securities	3,393	2.0		1,878	1.5
V. Treasury Stock, at cost	(0)	(0.0)		(3)	(0.0)
TOTAL SHAREHOLDERS' EQUITY	77,393	44.5		74,505	60.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	173,896	100.0		123,579	100.0

1-2. Non-Consolidated Profit and Loss Statement

(Millions of Yen)

	FY 2002 (September 2001 ~ March 2002)			FY 2003 (April 2002 ~ March 2003)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
I Sales			%			%
1. Sales Commissions	11,944			19,528		
2. Service Commissions	2,761			4,249		
3. Merchandise Sales	5,077	19,784	100.0	8,014	31,791	100.0
II Cost of Sales						
(1) Costs of Merchandise Sales						
1. Merchandise-Opening Balance	53			0		
2. Purchases	5,240			11,772		
Total	5,294			11,773		
3. Transfer to Other Accounts	1			—		
4. Merchandise-Closing Balance	0	5,291	26.7	216	11,557	36.4
Gross Profit		14,492	73.3		20,234	63.6
III Selling, General and Administrative Expenses						
1. Sales Commissions	5,934			8,134		
2.Provision for Doubtful Accounts	—			37		
3. Directors' and Auditors' Remuneration	51			74		
4. Salaries	1,064			1,892		
5. Bonuses	337			164		
6. Provision for Accrued Bonuses	59			159		
7. Retirement Benefits	0			—		
8. Provision for Retirement Benefits for Directors and Auditors	7			12		
9. Welfare Expenses	125			258		
10. Traveling Expenses	71			146		
11. Communication Expenses	35			105		
12. Rental Expenses	1,158			1,325		
13. Advertising Expenses	52			48		
14. Tax and Public Charge	80			53		
15. Depreciation Expenses	324			502		
16. Outsourcing Fees	249			219		
17. Other Expenses	444	9,997	50.6	866	14,002	44.0
Operating Income (Loss)		4,494	22.7		6,232	19.6
IV Non-Operating Income						
1. Interest Income	254			496		
2. Interest Income from Securities	527			145		
3. Dividends Income	58			434		
4. Gain on Sale of Investment Securities	513			1,757		
5. Exchange Gain	22			—		
6. Rent Receivable	191			489		
7. Cancellation Adjustment Income	122			99		
8. Miscellaneous Revenue	450	2,140	10.8	394	3,816	12.0
V Non-Operating Expenses						
1. Interest Expenses	172			147		
2. Interest Expense-Bonds	712			750		
3. Provision for Doubtful Accounts	692			382		
4. Loss on Investments in Capital	1,401			3,857		
5. Cancellation Adjustment Expenses	126			120		
6. Miscellaneous Losses	619	3,724	18.8	772	6,031	19.0
Ordinary Income		2,911	14.7		4,017	12.6

VI Extra-ordinary Income						
1. Gain on Sales of Fixed Assets	147			0		
2. Gain on Sales of Investment Securities	201			55		
3. Gain on Sales of Investments in Affiliates-Stocks	354			—		
4. Gain on Redemption of Bonds	1,891			592		
5. Reversal of Warrants	—			1,354		
6. Reversal of Allowance for Doubtful Accounts	—			121		
7. Reversal of Doubtful Account	20			—		
8. Other Extra-ordinary Income	—	2,615	13.2	129	2,252	7.1
VII Extra-ordinary Losses						
1. Previous Period Adjustment	—			2,340		
2. Loss on Disposal and Sale of Fixed Asset	1,112			354		
3. Loss on Sales of Investment Securities	1,209			356		
4. Loss on Sales of Stocks-Affiliates	5,952			281		
5. Devaluation of Investment Securities	2,487			4,594		
6. Provision for Loss on Investment Securities	7,879			5,934		
7. Other Extra-ordinary Losses	300	18,942	95.7	—	13,861	43.6
Net Loss Before Income Taxes		13,416	(67.8)		7,591	(23.9)
Income and Enterprise Taxes	5			(502)		
Refunded Taxes	(282)			—		
Deferred Income Taxes	32	(244)	(1.2)	597	94	0.3
Net Income Loss		13,171	(66.6)		7,686	(24.2)
Retained Earnings at beginning of the period		—			—	
Retained Earnings at end of the period		13,171			7,686	

1-3. Statement of Profit (Loss) Appropriations

(Millions of Yen)

	FY 2002 (September 2001 ~ March 2002)		FY 2003 (April 2002 ~ March 2003)	
	Amount		Amount	
I Unappropriated Losses		13,171		7,686
II Appropriation of Losses 1. Reversal of Additional Paid-In Capital	13,171	13,171	7,686	7,686
III Surplus Profit Carried Forward to The Following Term		—		—

Notice of Convocation of the 16th Shareholders Meeting

June 6, 2003

Notice to Shareholders

Hikari Tsushin, Inc.

President & CEO, Yasumitsu Shigeta

Purpose of the Meeting

1. Reporting of Results of Operation for FY2003; Balance Sheet, and Profit and Loss Statements
2. Approval of the following agenda
   (1) Approval on loss appropriation for FY2003
   (2) Amendment to the Articles of Incorporation
   (3) Appointment of 7 directors
   (4) Retirement allowance of retiring director
   (5) Introduction of stock option scheme base on advanced condition of new stock reservation right.

# # #

Notice of Resolutions of the 16th Shareholders Meeting

June 24, 2003

Notice to Shareholders

Hikari Tsushin, Inc.
President & CEO, Yasumitsu Shigeta

The following agenda were approved at the 16th Shareholders Meeting on June 24, 2003.

Approved Agenda:

(1) Approval on loss appropriation for FY2003
(2) Amendment to the Articles of Incorporation
(3) Appointment of 7 directors
(4) Retirement allowance of retiring director
(5) Introduction of stock option scheme base on advanced condition of new stock reservation right.

# # #